September 27, 2018

Amos Genish
Chief Executive Officer
TIM S.p.A.
Via Gaetano Negri 1
20123 Milan, Italy

       Re: TIM S.p.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 001-13882

Dear Mr. Genish:

       We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Continuing Relationship with the Italian State, page 171

1. We note your disclosure that the Italian government is in a position to exercise special powers regarding the Company pursuant to the "Golden Power" decree, and that as of
       October 2017, certain measures have been imposed on you pursuant to the decree.
       Expand your discussion to explain how further measures or conditions imposed on you pursuant to the decree might affect your results of operations, financial position, corporate governance structure, or ability to achieve the objectives set out in your 2018-2020
       Strategic Plan. You should also update your risk factor disclosure on pages 9 and 10 to address these recent developments and how the exercise of these powers by the Italian government has impacted your business.
 Amos Genish
TIM S.p.A.
September 27, 2018
Page 2
Related-Party Transactions, page 172

2. We note your disclosure on page 172 that your board of directors has approved specific policies aimed at regulating the treatment by TIM of the direction and coordination activities of Vivendi S.A. Expand your disclosure to discuss the material policies that have been implemented in light of the acknowledgment of the direction and coordination by your controlling stockholder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



FirstName LastNameAmos Genish                                Sincerely,
Comapany NameTIM S.p.A.
                                                             Division of
Corporation Finance
September 27, 2018 Page 2                                    Office of
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FirstName LastName